UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 11, 2024

Southport Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-41150	86-3483780
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8 Bolling Place Greenwich, CT	06830
(Address of principal executive offices)	(Zip Code)

(917) 503-9722

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934: None.

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant	PORTU	None(1)
Class A common stock, $0.0001 par value per share	PORT	None(1)
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50, subject to adjustment	PORTW	None(1)

(1) On April 8, 2024, the New York Stock Exchange (the “NYSE”) filed a Form 25 to delist the Company’s Class A common stock, $0.0001 par value per share (“Class A Common Stock”), warrants, with each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50, subject to adjustment (“Warrants”) and units, each consisting of one share of Class A Common Stock and one-half of one Warrant (“Units”) and remove such securities from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The delisting became effective 10 days after the filing of the Form 25. The deregistration of the Company’s Class A Common Stock, Warrants and Units under Section 12(b) of the Exchange Act became effective 90 days after the Form 25 filing. The Company’s securities remain registered under Section 12(g) of the Exchange Act. The Company’s Class A Common Stock, Warrants and Units began trading on the OTC Pink Marketplace on or about March 22, 2024 under the symbols “PORT”, “PORTW” and “PORTU”, respectively.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Amendment amends the Current Report on Form 8-K of Southport Acquisition Corporation, filed with the Securities and Exchange Commission on September 11, 2024, in which Southport Acquisition Corporation reported, among other events, the execution of the Merger Agreement (as defined below).

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On September 11, 2024, Southport Acquisition Corporation, a Delaware corporation (“Southport”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Southport, Sigma Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Southport (“Merger Sub”), and Angel Studios, Inc., a Delaware corporation (“Angel Studios”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

i.	at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions thereof, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Merger Sub will merge with and into Angel Studios, with Angel Studios continuing as the surviving corporation and a wholly owned subsidiary of Southport (the “Merger”);

ii.	at the Closing, all of the outstanding capital stock of Angel Studios (other than shares subject to Angel Studios options, shares held in treasury and any dissenting shares) will be converted into the right to receive shares of common stock, par value $0.0001 per share, of Southport (“Southport Common Stock”), in an aggregate amount equal to (x) $1,500,000,000 plus the aggregate gross proceeds of any capital raised by Angel Studios prior to the Closing, divided by (y) $10.00;

iii.	at the Closing, all of the outstanding options to acquire capital stock of Angel Studios will be converted into comparable options to acquire shares of Southport Common Stock (subject to appropriate adjustments to the number of shares of Southport Common Stock underlying such options and the exercise price of such options);

iv.	subject to the approval of the holders of Southport’s public warrants, Southport will amend its public warrants so that, immediately prior to the Closing, each of the issued and outstanding Southport public warrants automatically will convert into 0.1 newly issued share of Southport Class A Common Stock and such warrants will cease to be outstanding (the “Warrant Conversion”); and

v.	at the Closing, Southport will be renamed “Angel Studios, Inc.”

The Board of Directors of Southport (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement and the Merger and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of Southport.

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of any law or injunction prohibiting the consummation of the Merger, (iii) the effectiveness of the registration statement on Form S-4 to be filed by Southport in connection with the transaction, (iv) the approval of the Merger Agreement and the transactions contemplated thereby by the respective stockholders of Southport and Angel Studios, (v) the approval by Southport’s stockholders of an extension to Southport’s deadline to consummate a business combination to September 30, 2025, (vi) the receipt of approval for listing on the New York Stock Exchange or the Nasdaq Stock Market (or any other nationally recognized stock exchange in the United States as may be agreed by Angel Studios and Southport) of the Southport Class A Common Stock (including shares issued in the transaction), and (vii) Southport having at least $5,000,001 of net tangible assets upon the Closing.

Each party’s obligations to consummate the Merger are also conditioned upon the accuracy of the other party’s representations and warranties, subject to customary materiality and material adverse effect qualifiers, and the performance in all material respects by the other party of its covenants in the Merger Agreement to be performed as of or prior to the Closing.

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Southport to prepare and file a registration statement on Form S-4, including a joint proxy statement/prospectus, and take certain other actions to obtain the requisite approval of Southport stockholders of certain proposals regarding the Merger and Southport warrantholders regarding the Warrant Conversion, (iv) Southport to seek stockholder approval for an extension to its deadline to consummate a business combination from December 14, 2024 to September 30, 2025, and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

The Merger Agreement contains customary representations and warranties by Southport, Merger Sub and Angel Studios. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

The Merger Agreement may be terminated at any time prior to the Closing (i) by written consent of Southport and Angel Studios, (ii) by either Angel Studios or Southport, if certain approvals of the stockholders of Southport or Angel Studios, to the extent required under the Merger Agreement, are not obtained as set forth therein, (iii) by Angel Studios, if there is a Modification in Recommendation (as defined in the Merger Agreement), or by Southport, if there is a Company Modification in Recommendation (as defined in the Merger Agreement), and (iv) by either Southport or Angel Studios in certain other circumstances set forth in the Merger Agreement, including (a) if any governmental authority shall have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, (b) in the event of certain uncured material breaches by the other party or (c) if the Closing has not occurred on or before December 14, 2024 (which shall automatically be extended to September 30, 2025 subject to approval of Southport’s stockholders to extend the deadline to consummate a business combination).

Certain Related Agreements

Sponsor Support Agreement

On September 11, 2024, Southport also entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), by and among Southport, Southport Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and Angel Studios, pursuant to which the Sponsor has agreed to, among other things, (i) vote in favor of the Merger Agreement and the transactions contemplated thereby and (ii) not redeem its shares of Southport Common Stock in connection therewith. In addition, the Sponsor has agreed to forfeit all of the Southport private placement warrants held by it at the Closing for no additional consideration. The Sponsor has also agreed to cover certain expenses incurred by Southport that are unpaid and payable at the Closing in excess of a specified cap. The Sponsor Agreement will terminate upon the earlier of the termination of the Merger Agreement or written agreement by the parties.

Angel Studios Stockholder Support Agreement

On September 11, 2024, Southport also entered into a Stockholder Support Agreement (the “Angel Studios Stockholder Support Agreement”) by and among Southport, Angel Studios and certain stockholders of Angel Studios (the “Key Stockholders”). Under the Angel Studios Stockholder Support Agreement, the Key Stockholders agreed, with respect to the outstanding shares of Angel Studios common stock held by such Key Stockholders, to vote their shares or execute and deliver a written consent adopting the Merger Agreement and related transactions and approving the Merger Agreement and transactions contemplated thereby.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, Southport, the Sponsor, certain equityholders of Angel Studios, Jared Stone and the other parties thereto, will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Southport will grant customary registration rights to the other parties thereto, including to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Southport Common Stock that are held by the other parties thereto.

Lock-Up Agreement

The Merger Agreement contemplates that, at the Closing, Southport and the Key Holders (as defined in the Merger Agreement) will enter into a Lock-Up Agreement (the “Lock-Up Agreement”). The Lock-Up Agreement contains certain restrictions on transfer with respect to shares of Southport Common Stock held by the Key Holders immediately following the Closing (other than shares purchased in the public market after the Closing) and the shares of Southport Common Stock issued to directors and executive officers of the combined company upon settlement or exercise of stock options or other equity awards outstanding as of immediately following the Closing in respect of awards of Angel Studios outstanding immediately prior to the Closing (the “Lock-Up Shares”). Such restrictions begin at the Closing and end on the earlier of (i) one year after the Closing and (ii) (a) for 33% of the Lock-Up Shares, the date on which the last reported sale price of Southport Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing and (b) for an additional 50% of the Lock-up Shares, the date on which the last reported sale price of Southport Common Stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing.

The foregoing description of the Merger Agreement, the Sponsor Support Agreement and the Angel Studios Stockholder Support Agreement, and the transactions and documents contemplated thereby (including, without limitation, the Registration Rights Agreement and the Lock-Up Agreement), is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, the Sponsor Support Agreement and the Angel Studios Stockholder Support Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, the Sponsor Support Agreement and the Angel Studios Stockholder Support Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Southport, Angel Studios or their respective affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Sponsor Support Agreement and the Angel Studios Stockholder Support Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Sponsor Support Agreement and the Angel Studios Stockholder Support Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Sponsor Support Agreement and the Angel Studios Stockholder Support Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Sponsor Support Agreement or the Angel Studios Stockholder Support Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Sponsor Support Agreement or the Angel Studios Stockholder Support Agreement, as applicable, which subsequent information may or may not be fully reflected in Southport’s public disclosures.

Additional Information and Where to Find It

In connection with the proposed transaction, Southport intends to file a registration statement on Form S-4 (as it may be amended, the “Registration Statement”) with the SEC, which will include a preliminary prospectus and joint proxy statement of Southport and Angel Studios, referred to as a joint proxy statement/prospectus. Such documents are not currently available. When available, a final joint proxy statement/prospectus will be sent to all Southport and Angel Studios stockholders. Southport and Angel Studios will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Southport and Angel Studios (when available) through the website maintained by the SEC at http://www.sec.gov. The documents filed by Southport with the SEC also may be obtained free of charge upon written request to 8 Bolling Place, Greenwich, CT 06830. The documents filed by Angel Studios with the SEC also may be obtained free of charge on Angel Studios’ website at https://www.angel.com/legal/sec-filings or upon written request to 295 W Center Street, Provo, UT 84601.

Participants in Solicitation

Southport, Angel Studios and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Southport, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Southport’s Annual Report on Form 10-K for its fiscal year ended December 31, 2023, which was filed with the SEC on April 1, 2024, under the headings “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence.” To the extent holdings of Southport Common Stock by the directors and executive officers of Southport have changed from the amounts of Southport Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Angel Studios, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Angel Studios’ amended Form 10, which was filed with the SEC on May 13, 2024, under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Directors and Executive Officers,” “Executive Compensation,” and “Certain Relationships and Related Transactions, and Director Independence.” To the extent holdings of Angel Studios common stock by the directors and executive officers of Angel Studios have changed from the amounts of Angel Studios common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Southport or Angel Studios using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Angel Studios and Southport. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of the combined company’s securities, (ii) the risk that the proposed transaction may not be completed by Southport’s business combination deadline and the potential failure to obtain an extension of the business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the stockholders of Southport and Angel Studios, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on Angel Studios’ business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Angel Studios or diverts management’s attention from Angel Studios’ ongoing business operations and potential difficulties in Angel Studios employee retention as a result of the announcement and consummation of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Angel Studios or against Southport related to the Merger Agreement or the proposed transaction, (ix) the ability to list the combined company’s securities on a national securities exchange in connection with the transaction, (x) the price of Southport’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Southport plans to operate or Angel Studios operates, variations in operating performance across competitors, changes in laws and regulations affecting Southport’s or Angel Studios’ business, and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xiii) the evolution of the markets in which Angel Studios competes, (xiv) the costs related to the proposed transaction, (xv) Angel Studios’ expectations regarding its market opportunities, (xvi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict and the war in the Middle East, and (xvii) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Angel Studios operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Southport’s and Angel Studios’ annual reports on Form 10-K and Form 10, respectively, and quarterly reports on Form 10-Q, the Registration Statement on Form S-4 when available, including those under “Risk Factors” therein, and other documents filed by Southport and Angel Studios from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Angel Studios and Southport assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Angel Studios nor Southport gives any assurance that either Angel Studios or Southport, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of September 11, 2024.
10.1	Sponsor Support Agreement, dated as of September 11, 2024.
10.2	Angel Studios Stockholder Support Agreement, dated as of September 11, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Southport Acquisition Corporation

Date: September 11, 2024	By:	/s/ Jeb Spencer
		Name:	Jeb Spencer
		Title:	Chief Executive Officer